UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1164771

As at September 23, 2009

NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F.... X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Marchand Snyman
Director and Chief Financial Officer

Date: September 30, 2009

Print the name and title of the signing officer under his signature.

  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

PEBBLE BUDGET INCREASED TO US $70 MILLION FOR 2009

September 23, 2009, Vancouver, BC - Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE AMEX: NAK) announces that the Pebble Limited Partnership ("PLP" or the "Pebble Partnership") Board of Directors has approved an additional US $10.1 million budget to advance the Pebble Project in 2009.

In March 2009, Northern Dynasty and PLP announced a US $59 million budget and work program to advance the Pebble Project through engineering studies, ongoing geological investigations, environmental baseline studies and data compilation, as well as socio-community initiatives - such as workforce and business development, stakeholder engagement and community investment. The combined $70 million to be expended this year will further characterize the Pebble deposit and position the Pebble Partnership to finalize a Prefeasibility Study and prepare for project permitting under NEPA (the National Environmental Policy Act) in 2010.

"With Pebble, we have one of the world's most significant copper-gold-molybdenum deposits located in a region with favourable terrain and a stable and predictable regulatory environment," said Northern Dynasty President & CEO Ron Thiessen. "The focus of PLP's efforts this year is to very deliberately advance engineering and related studies in such a way that we can bring forward the optimal mine development plan for the consideration of state and federal regulators and the citizens of Alaska."

Thiessen said the $70 million invested at Pebble in 2009 reflects the Pebble Partnership's commitment to the Pebble Project, as well as its commitment to advance the project in a way that ensures permitting success in future.

The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. To retain its 50% interest, Anglo American is required to continue its staged investment of US $1.425 to $1.5 billion to advance the Pebble Project toward permitting and operations - including funding all 2009 authorized expenditures. Northern Dynasty and Anglo American have equal representation on the PLP Board of Directors.

Program activities at the Pebble Project in 2009 include:

•engineering studies toward the completion of a Prefeasibility Study;
•geological investigations to further define the Pebble deposit and support project engineering;
•an environmental study program to continue baseline data collection in key areas and to compile an Environmental Baseline Document in preparation for project permitting;
•a public affairs program to engage communities and project stakeholders, and to advance initiatives in the areas of workforce development, business development, community investment and public education.

"Through our partnership with Anglo American, the Pebble Project is benefitting from the engineering, environmental and community development expertise of one of the world's largest and most progressive mine developers," Thiessen said. "We have every confidence that the Pebble Partnership team will propose a project development plan that will earn the support of regulators and project stakeholders."

By the end of the year, some US $430 million will have been invested in the Pebble Project - including approximately US $250 million expended by Anglo American since acquiring its interest in 2007.

With Anglo American's required staged investment to retain its 50% interest in the Pebble Project, Northern Dynasty does not expect to face any significant financial commitments until permitting is complete and project construction is underway. The company has a favorable cash position, with reserves of US $41.8 million, and a shareholder base that includes two of the largest mining and metals companies in the world. Rio Tinto owns 19.8% of Northern Dynasty shares; Mitsubishi Corp. owns 11%.

The Pebble Project is located on state land in southwest Alaska designated for mineral exploration and development. It is approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

Based on a mineral resource estimate announced in December 2008, the Pebble deposit is the most extensive, undeveloped porphyry system in the world. At a 0.30% copper equivalent (CuEQ) [1] cut-off, the Pebble deposit comprises:
•         5.1 billion tonnes of Measured and Indicated Mineral Resources grading 0.77% CuEQ, containing 48 billion pounds of copper, 57 million ounces of gold, and 2.9 billion pounds of molybdenum; plus
•         4.0 billion tonnes of Inferred Mineral Resources grading 0.55% CuEQ, containing 24 billion pounds of copper, 37 million ounces of gold and 1.9 billion pounds of molybdenum.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President and CEO

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Comments on Forward Looking Information, Estimates and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". Northern Dynasty advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

[1] Note 1: Copper equivalent calculations used metal prices of US$1.80/lb for copper, US$800/oz for gold and US$10/lb for molybdenum and metallurgical recoveries of 91% for copper, 75% for gold and 90% for molybdenum in the Pebble West area and 93% for copper, 80% for gold and 94% for molybdenum in the Pebble East area. Revenue is calculated for each metal based on grades, recoveries and selected metal prices; accumulated revenues are then divided by the revenue at 1% copper. Recoveries for gold and molybdenum are normalized to the copper recovery, as shown below:
CuEQ (Pebble West) = Cu % + (Au g/t x 75%/91% x 25.72/39.68) + (Mo % x 90%/91% x 220.46/39.68)
CuEQ (Pebble East) = Cu % + (Au g/t x 80%/93% x 25.72/39.68) + (Mo % x 94%/93% x 220.46/39.68).

0.77% CuEQ includes 0.43% copper, 0.25 g/t gold and 0.026% molybdenum; 0.55% CuEQ includes 0.27% copper, 0.29 g/t gold and 0.026% molybdenum.